Exhibit 21.1

Subsidiaries of Seven Seas Cruises S de RL

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Prestige Cruise Services (Europe) Limited	England and Wales
Supplystill Limited	England and Wales
Celtic Pacific (UK) Limited	England and Wales
Celtic Pacific (UK) Two Limited	Bahamas
Mariner LLC	Republic of the Marshall Islands
Voyager Vessel Company LLC	Delaware
Navigator Vessel Company LLC	Delaware
SSC Finance Corp.	Delaware
Explorer New Build LLC	Delaware